Exhibit (a)(5)(xxxii)

Oracle Support:

Committed to

Our Customers

[GRAPHIC]

Since Oracle’s founding, more than 25 years ago, our primary mission has been to help our customers succeed. We’ve achieved part of that goal by building world-class products, but just as important, we want to make sure that when you purchase an Oracle product, you get the support you need to make our technology work for you. Understanding your business issues, lowering your total cost of ownership, providing you with a range of innovative support options—these are just some of the ways we are working to enrich your overall experience with Oracle. Whether you engage us for standard help-desk support, remote assistance—or completely outsource management of your Oracle applications to us—we can help you choose the support plan that best meets your business needs.

Award - Winning

We know that we provide excellent support—but it’s nice that others recognize that as well. Oracle Support is recognized and lauded as one of the best by professional organizations, analysts, and customers. In 2002, Oracle Support Services received the Software Technical Assistance Recognition (STAR) Award for excellence in customer support service from the Service and Support Professionals Association (SSPA). In 2003, SSPA awarded us the WebSTAR award for excellence in Web-based service delivery. According to Bill Rose, SSPA Founder and CEO. “Oracle delivers an impressive array of ‘high touch’ customer support as well as world-class Web-based services which include self-service tools and resources.” Also in 2003, Oracle received the “Stevie Award” for Best Support Organization from the first national American Business Awards, an all-encompassing business awards program honoring top performances in the workplace. Michael Gallagher, founder and president of the Stevie Awards, says “Presenting Oracle with a Stevie Award for the quality of its support organization establishes a standard of excellence in this category for future award recipients to uphold.”

Customer - Focused

Beginning with its proactive, standardized global support practices and rigorously trained, globally based support engineers, Oracle’s primary goal is to ensure that your information systems and those of 214,000 other customers operate smoothly, regardless of the selected level of support. Oracle offers a full spectrum of customer support relationships, from traditional support assistance via the telephone or on the Web through OracleMetaLink, to a full partnership via Oracle Outsourcing. We maintain a global support network of more than 4,000 support engineers that operate out of six global support centers in five countries. We also have 1,500 field support engineers who provide direct customer care in countries where we do business. This range of services allows Oracle to provide unparalleled customer service. In-house and independent studies, including more than 17 positive industry analyst reports, have validated our customer approval ratings. Today, customer satisfaction is at an all-time high with 91 percent of customers rating Oracle average-to-excellent1 and 84 percent saying that they would consider being a reference for Oracle Support Services2.

Innovative

As our customer base has grown and diversified, Oracle has pioneered the development of innovative, automated methods to enhance the accessibility, quality, and timeliness of support for all customers. Among our innovative support offerings are rules-based tools that utilize automation to quickly collect a wide range of configuration and diagnostic data needed to identify and resolve most problems. Additionally, through a direct, secure connection to a customer system, Oracle Support Services can provide remote monitoring services, triage and diagnostic services, and

1 Morgan Stanley/IOUG Survey, April 2002

2 Oracle Survey, December 2002

[LOGO]     ORACLE (R)

Oracle Support: Committed to Our Customers

on-line problem resolution. Oracle connects to customers over 7,000 times per month, resulting in 50 percent faster resolution times; more than 90 percent of customers rated it as beneficial.

Responsive

Whether your organization depends on regular contact or prefers minimal communication, you want your support needs addressed and resolved immediately. Oracle Support Services has brought its call center online in the form of OracleMetaLink, a self-service Web application that includes an ever-growing knowledge repository, technical repositories and forums, and electronic filing and tracking capabilities for service requests. OracleMetaLink not only provides an opportunity for customers to find solutions to their problems immediately, where and when they need them, but also allows for true, global skills-based-routing of customer service requests, resulting in faster time to resolution. Customers can interact with similar businesses and organizations through online discussion forums to share experiences and suggestions. More than 20 million online self-service actions are generated per quarter and more than 80 percent of customers choose to log service requests via the internet.

Committed

Our commitment to supporting our software is among the best in the industry. Oracle has a history of maintaining our software significantly longer than our competitors do. Oracle Applications version 10.7 remained available to customers for almost six years, and terminal releases of Oracle’s core technology products are available to customers on an average of five years. We support the Rdb database, which we acquired from Digital Equipment Corporation in 1994, by continuing to enhance the software and sponsoring annual customer forums around the world. We believe that the newest releases of our software offer unparalleled improvements in functionality and ease of use, but we recognize that not every enterprise can run the most up-to-date software and we want to make sure that customers on older releases are supported as long as possible.

Additionally, we offer front line support for Linux, an operating system that we neither developed nor own. For Linux customers, we are their single point of contact, whether the problem is with Oracle software or the Linux operating system. We investigate the problem, fix it, and share the code fix with the Linux community if the problem is in the operating system. Our strong partnership with Red Hat and UnitedLinux, and our support for the Linux operating system, is unique in the industry.

Everywhere, All the Time

When you’re running mission-critical applications, you can’t afford downtime and you can’t afford to wait for support. But it doesn’t make sense for any software company to have product experts in every country around the clock. We believe that you’re better off getting your support from a global pool of experts than from a regional pool of experts. Does it improve the quality of service? The answer is definitely yes. Do customers appreciate the round-the-clock service they receive because of our global model? The answer to that is yes as well. Ask Christine Sheehy, director of Finance at Three Rivers Pharmaceuticals.

“We had a pretty interesting experience with Oracle Support back in September. A problem with a generator knocked out all power within a 100-mile radius. I was at home in the dark when my cell phone rang. It was someone from Oracle support in London, and he said, ‘We’re watching your system and it is down.’ He was just calling to let me know they had our systems backed up,” explained Sheehy. “When I found out he was calling from London, I thought how great it was to have someone monitoring and supporting our systems 24 hours a day. If we had hired our own people to do the job, they wouldn’t be able to baby-sit all the time. Since Oracle is global, they are set up to do just that. It’s a very powerful benefit.”

“Oracle delivers an impressive

array of ‘high touch’ customer

support as well as world-class

Web-based services which

include self-service tools

and resources.”

— Bill Rose,

Founder and CEO,

Service and Support

Professionals Association

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